Will H. Cai

+852 3758 1210

wcai@cooley.com

November 3, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Melissa Walsh, Senior Staff Accountant Mr. Stephen Krikorian, Accounting Branch Chief Ms. Priscilla Dao, Staff Attorney Mr. Larry Spirgel, Office Chief

Re:	Bitdeer Technologies Group Responses to Staff’s Comments on October 25 and 26, 2022 CIK No. 0001899123

Ladies and Gentlemen:

On behalf of our client, Bitdeer Technologies Group (the “Company”), we are submitting this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Staff’s comments (“Comments”) on October 25 and 26, 2022 regarding certain accounting issues associated with Bitdeer and other matters.

Set forth below are the Company’s responses to the Comments. The Comments are repeated below in bold and are followed by the Company’s responses. In addition, the Company has revised Amendment No. 6 to Draft Registration Statement on Form F-4 (the “DRS/A”) submitted via EDGAR on September 6, 2022 to include updated financial statements of Bitdeer and is filing a revised version of the DRS/A (the “Revised DRS/A”).

Page references in the text of this response letter correspond to the page numbers of the Revised DRS/A. Capitalized terms used but not defined herein are used herein as defined in the Revised DRS/A.

1.	With respect to Bitdeer’s accounting policy regarding the classification of the proceeds from the disposal of cryptocurrency earned from the routine business operations within the statement of cash flows, the Staff would object to Bitdeer’s accounting policy to classify the disposal of cryptocurrency earned from routine business operations within cash flows from operating activities.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-66, F-67, F-70, F-71, and F-75 of the Revised DRS/A to reclassify the proceeds from the disposal of cryptocurrency earned from the routine business operations into cash flows from investing activities according to IAS 7 paragraph 16.

November 3, 2022

2.	With respect to Bitdeer’s accounting policy regarding the USDC lending transactions, the Staff would object to Bitdeer’s conclusion that USDC does not meet the definition of a “financial asset” under IAS 32. As a next step, please reconsider Bitdeer’s accounting of USDC lending transactions and provide a comprehensive written accounting analysis with citation to authoritative literatures supporting it.

In response to the Staff’s conclusion, the Company respectfully submits the following consideration regarding the accounting of the USDC lending.

Accounting analysis on the classification and measurement of USDC

Bitdeer has reconsidered the classification of USDC. USDC is issued by Circle Internet Financial, LLC (“Circle”). Circle is the sole issuer of USDC and it has published the USDC Terms on its website (https://www.circle.com/en/legal/usdc-terms). Bitdeer’s analysis on the classification of USDC is based on whether the USDC provides Bitdeer a contractual right to exchange USDC for cash, according to IAS 32 paragraph 11.

Bitdeer notes that Circle has the ability to redeem all the issued and outstanding USDC for cash, as evidenced by the Grant Thornton LLP monthly attestation report on the cash reserved for USDC issuance, available on Circle’s website (https://www.circle.com/en/usdc).

According to the USDC Terms, Bitdeer notes the Circle account holders are allowed to receive USDC services from Circle, including redeeming USDC for US dollars from Circle. However, the USDC services can be discontinued at any time in accordance with section 17 of the USDC Terms.

Although Bitdeer is not a Circle account holder, Bitdeer does not believe there is any practical difficulty in registering a Circle account. The registration of the Circle account, which is a holder attribute, should not preclude USDC from meeting the definition of a financial instrument.

The section 17 of the USDC Terms indicated that “we reserve the right to (i) change, suspend, or discontinue any aspect of the USDC Services at any time, including hours of operation or availability of any feature, without notice and without liability and (ii) decline to process any issuance or redemption without prior notice and may limit or suspend your use of one or more USDC Services at any time, in our sole discretion. Our rights under this paragraph are subject to our obligations under applicable law and licenses, including but not limited to our reasonable suspicion of inappropriate or illegal conduct”. Bitdeer believes the quoted provision appears to be a boilerplate dealing with situations where Circle is prohibited by applicable law and licenses, for instance, those related to anti-money laundering, to convert or redeem the USDC held by holders. As a matter of fact, as USDCs are fully-reserved and are traded based on the commitment that they will be converted into US dollars on demand, Bitdeer and market participants at large, believe that except for extreme or unusual circumstances, for example, those imposed by anti-money laundering regulations or similar laws, USDC can be converted into US dollars, and thus believe USDC represents a contractual right to receive US dollars.

Based on the above, Bitdeer believes USDC is embodied with a contractual right for its holder to receive cash from the issuer and thus should be accounted for as a financial asset according to IAS 32 paragraph 11.

Bitdeer further analyzes to determine whether USDC is an investment in an equity instrument or a debt instrument. Because the USDC represents a contractual obligation of Circle to deliver cash to the holder upon redemption, USDC, from the perspective of the issuer, meets the definition of a financial liability, and Bitdeer believes the USDC should be classified as a debt investment according to IAS 32 paragraph 11 and paragraph 15.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

November 3, 2022

In accordance with IFRS 9 paragraph 4.1.1, Bitdeer assesses the measurement of USDC based on its business model for managing the USDC and the contractual cash flow characteristics of the USDC. Although one USDC can be redeemed for one U.S. dollar, Bitdeer’s operating model is solely to dispose of or sell USDC in the market for cash, rather than to redeem it to collect the contractual cash flows. Given the business model and the objective is not to hold the USDC to collect its contractual cash flows, Bitdeer measures USDC at fair value through profit and loss according to IFRS 9 paragraph 4.

Accounting analysis on the USDC lending transaction

Upon the transfer of USDC lent, Bitdeer first considers whether the USDC, as a debt investment, should be derecognized according to IFRS 9 paragraph B3.2.1. Specifically, Bitdeer believes it has transferred its rights to receive the cash flows from the asset and the analysis should focus on whether Bitdeer transferred or retains substantially all risks and rewards of the underlying USDC.

In this practice, Bitdeer notes the risks associated with the USDC is mainly the pricing risk related to the market price volatility of USDC, and the credit risk related to the redemption of the USDC with Circle. The reward associated with USDC is the U.S. dollar Bitdeer is able to receive upon redemption. In the lending contract, Bitdeer lent certain amount of USDC to the borrower, and the borrower promised to repay the same amount of USDC as principal, and additional amount of USDC as interest to Bitdeer. Since the repayment is also denoted in USDC, the borrower is not subject to the price risk but Bitdeer bears the price risk if the market price decreases. Also, Bitdeer bears the credit risk if Circle could no longer fulfill redemption requests. Furthermore, borrower’s repayment does not involve the redemption of USDC so the ultimate reward of the USDC resides with Bitdeer.

Based on the analysis above, Bitdeer believes it retains significant risk and reward associated with the USDC lent. Bitdeer should continue to recognize the underlying USDC as a financial asset on its statement of financial position. The subsequent measurement of the underlying USDC is the same as other USDC, as analyzed above, that the entire instrument is carried at fair value through profit or loss. Bitdeer does not hold any USDC lent as of each period end.

Bitdeer’s accounting policy disclosure regarding credit loss and credit risk is applicable to USDC lending transactions, and the counterparty credit risk will be considered in the fair value of the USDC lent. Additionally, the Company has revised the disclosure on pages F-74, F-75, F-94 and F-95 of the Revised DRS/A to reflect the change in classification of USDC.

3.	In the Company’s response letter dated September 6, 2022, the Company believes that Bitdeer’s wealth management product represents a right to receive USDT linked to the performance of the underlying trading accounting associated with the wealth management product and that the host contract contains imbedded derivative that must be accounted for separately under IFRS 9. With respect to the host contract, we would like to understand Bitdeer’s accounting policy related to subsequent measurement, including how the subsequent measurement could be impacted by the credit risk, including the credit risk associated with the counterparty.

In response to the Staff’s comment, the Company respectfully submits its consideration over subsequent measurement, including how it is impacted by the credit risk, of the host contract associated with the wealth management product.

As analyzed in the Company’s response to comment 3 in the response letter dated September 6, 2022, the host contract is a right to receive USDT. As analyzed in the Company’s response to comment 9 in the response letter dated May 25, 2022, USDT is classified by Bitdeer as an intangible asset. Bitdeer believes the right to receive an intangible asset would meet the definition of an intangible asset according to IAS 38 paragraph 8.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

November 3, 2022

In this regard, the credit risk in the subsequent accounting of the host contract should be analyzed under IAS 38, which, according to IAS 38 paragraph 111, refers to IAS 36 Impairment of assets.

Based on IAS 36, Bitdeer assesses whether there is any indication that the right to receive USDT is impaired. Specifically, Bitdeer evaluates the system security design of the counterparty (i.e., Matrixport Group), considers the financial soundness of and the past collection experience with the counterparty on a regular basis. Bitdeer also considers factors such as whether there is a significant decline in Matrixport Group’s ability to pay back the amount of USDT, whether there is an adverse change in the market or legal environment that impacts the value of USDT, according to IAS 36 paragraph 12. If such indication exists, Bitdeer will write down the carrying amount of the host contract to the recoverable amount in due course.

In practice, Bitdeer makes such assessment monthly and has a policy of redeeming all of its wealth management product by the end of each fiscal quarter. The credit risk is not considered material to Bitdeer’s overall operation.

Bitdeer also considered whether the subsequent measurement of the host contract should be within the scope of IAS 37. Bitdeer respectfully advises that, according to IAS 37 paragraph 1, IAS 37 applies to the accounting for provisions, contingent liabilities and contingent assets. Further, IAS 37 paragraph 7 indicated the impairment of non-financial asset relates to the measurement of the asset and is not in scope of IAS 37. The subsequent measurement of the host contract does not involve contingencies or degree of uncertainty as indicated in the scope of IAS 37 because it represents a contractual right to receive certain units of the wealth management products. Based on the above, Bitdeer does not believe IAS 37 is applicable to the accounting consideration of the wealth management product transactions.

The Company has revised the disclosure on Pages F-91 and F-92 of the Revised DRS/A to include the credit risk disclosure.

4.	Please discuss the promissory note issued by Blue Safari to Bitdeer in both the discussion of cash flows and contractual obligations sections of Blue Safari’s MD&A.

In response to the Staff’s comment, the Company has included disclosure relating to the promissory note in the discussions of liquidity and financial conditions and contractual obligations in Blue Safari’s MD&A. The revised disclosure can be found on pages 187 and 189 of the Revised DRS/A.

5.	Please update the notes to Blue Safari’s financial statements to reflect the extension of the promissory note.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-17 of the Revised DRS/A.

6.	Note 1 under “General Information” of Bitdeer’s financial statements continues to refer to the “Proprietary Mining business” as providing “transaction validation service” to mining pools, whereas the Company has previously submitted in its July 6, 2022 in response to comment 11 that Bitdeer provides “computing power” to mining pools in its Proprietary Mining business. Please revise the disclosure.

In response to the Staff’s comment, the Company has revised the disclosure in page F-68 of the Revised DRS/A.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

November 3, 2022

7.	It appears from the comprehensive analysis provided in the Company’s July 6, 2022 response letter that the revenue policy should be updated to ensure that the disclosure complies with IFRS 15. Specifically, the Company should disclose what it considers to be the performance obligations, justify what the performance obligations are, how it determines the transaction price, including whether the fees are fixed, variable or both, and the accounting for constraints on any variable consideration, and how the transaction prices are allocated to the performance obligations.

In response to the Staff’s comment, the Company has revised the disclosure in pages F-78, F-79 and F-80 of the Revised DRS/A.

8.	With respect to disclosure on variable consideration, please clarify when the Company determines that the variable consideration is no longer constraint. If the Company constrains the variable consideration, please clarify when such constraint is lifted.

In response to the Staff’s comment, the Company has revised the disclosure in pages F-78, F-79 and F-80 of the Revised DRS/A.

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55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

Will H. Cai

+852 3758 1210

wcai@cooley.com

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai

Will H. Cai

cc:	Linghui Kong, Chief Executive Officer, Bitdeer Technologies Holding Company
Naphat Sirimongkolkasem, Chief Financial Officer, Blue Safari Acquisition Corp.
Nicholas H.R. Dumont, Esq., Partner, Cooley LLP
Reid S. Hooper, Esq., Partner, Cooley LLP
Danielle Bian, Partner, MaloneBailey, LLP
David Grossman, Partner, Marcum LLP
Derek Dostal, Esq., Partner, Davis Polk & Wardwell LLP
Howard Zhang, Esq., Partner, Davis Polk & Wardwell LLP